Throwback Family Fun



Coming Soon: Casa Grande's Home for Family Fun!

About Us



BOWLING & ROLLER SKATING

We will provide the best equipment around for leagues, family bowling, dates, parties, and cosmic bowling. We will have Reidell skates available to rent for use on our authentic maple hardwood skating rink.





LASER TAG & RETROCADE

We will have equipment from Laser Blast, Inc. that will take you from behind the controller right into the game! Get off that couch and BE the FPS with up to 15 friends. We will also have a vintage arcade with pinball machines & classic stand-ups like Ms. PacMan, Pole Position, Golden Axe, Street Fighter, and more!



BIRTHDAY PARTIES & MORE

Want something besides another pizza party for your child this year? As the premier provider for birthday parties of all ages, you can choose from a number of package options to include any or all of our available activities.

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THROWBACK FAMILY FUN

520-840-4205